UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 25, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan A

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation 1 Hormel Place Austin, MN 55912 507-437-5611

Hormel Foods Corporation
Tax Deferred Investment Plan A

Audited Financial Statements and Supplemental Schedule

Years Ended October 25, 2020 and October 27, 2019

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the
Hormel Foods Corporation Tax Deferred Investment Plan A
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) as of October 25, 2020 and October 27, 2019, and the related statements of changes in net assets available for benefits for the years ended October 25, 2020 and October 27, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at October 25, 2020 and October 27, 2019, and the changes in its net assets available for benefits for the years ended October 25, 2020 and October 27, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of October 25, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Hormel Foods Corporation Tax Deferred Investment Plan A’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 1986.

Minneapolis, Minnesota
April 15, 2021

Hormel Foods Corporation
Tax Deferred Investment Plan A

Statements of Net Assets Available for Benefits

	October 25, 2020	October 27, 2019
Assets
Investments:
Investments at fair value	$781,671,991	$706,713,300
Investments at contract value	226,322,466	186,326,330
Total investments	1,007,994,457	893,039,630
Receivables:
Contributions from Hormel Foods Corporation	425,076	1,266,382
Contributions from participants	600,029	638,750
Promissory notes from participants	10,297,182	10,452,663
Interest and dividend income	681,761	711,567
Total receivables	12,004,048	13,069,362
Net assets available for benefits	$1,019,998,505	$906,108,992

See accompanying notes to the financial statements.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Statements of Changes in Net Assets Available for Benefits

	Year Ended October 25, 2020	Year Ended October 27, 2019
Additions:
Contributions from Hormel Foods Corporation	$14,754,652	$15,193,789
Contributions from participants	36,265,933	35,136,576
Employee rollover	2,235,821	3,121,661
Interest and dividend income	20,158,254	22,025,818
Interest income – promissory notes receivable	675,972	678,147
Total additions	74,090,632	76,155,991

Deductions:
Distributions	51,235,453	53,530,804
Administrative expenses	393,172	467,668
Total deductions	51,628,625	53,998,472

Transfers out:
WholeStone Farms 401(k) Plan	—	23,414,171
Net realized and unrealized appreciation in fair value of investments	91,427,506	44,861,777
Net additions	113,889,513	43,605,125
Net assets available for benefits at beginning of year	906,108,992	862,503,867
Net assets available for benefits at end of year	$1,019,998,505	$906,108,992

See accompanying notes to the financial statements.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to the Financial Statements

October 25, 2020
1. Description of the Plan
The following description of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan covering certain employees of Hormel Foods Corporation (the Company or the Sponsor) and eligible subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility - Employees in recognized employment, as defined by the Plan, become participants upon completing six months and 500 hours of eligibility service.
Contributions - Employees who elect to contribute to the Plan can authorize a deduction of 1% to 50% of their pre-tax and/or after tax compensation, subject to Internal Revenue Service (IRS) limitations. Eligible employees who have not enrolled shall be deemed to have automatically elected to contribute 5% of their pre-tax compensation to the Plan through payroll deductions. Participants automatically enrolled will have their contribution percentage increased by 1% each year up to a maximum of 10% of eligible compensation. Participants receive advance notice of their right to elect out of both of these automatic plan features and are permitted to stop or change either feature at any time.
The Company provides a matching contribution of 100% of the first 3% plus 50% of the next 2% of each participant’s eligible compensation deferred to the Plan.
Certain eligible participants receive an employer discretionary award according to the terms of the Plan.
Participant Accounts - Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the employer’s contributions, and an allocation of the earnings and losses for the participant’s selected investment funds. The participant’s account is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Investments - Contributions to the Plan are invested in one or more investment funds at the option of the participant. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants may also invest in self-directed brokerage accounts.
Vesting - Participant and employer matching contributions are fully vested immediately. Participants are fully vested after three years of vesting service for employer discretionary contributions.
Payment of Benefits - Benefits are payable upon termination of service due to death, disability, termination, or retirement. Participants may elect to receive the vested interest of their accounts in the form of a lump sum, annuity, partial payments, or installments. Complete details of payment provisions are described in a summary plan description, available from the Sponsor.
Forfeitures and Unallocated Assets - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer contributions or plan administrative expenses. Forfeitures used to reduce employer contributions and plan administrative expenses for the years ended October 25, 2020 and October 27, 2019, totaled $22,050 and $51,485, respectively. Forfeited accounts and unallocated assets (e.g. loan repayments, rollovers) as of October 25, 2020 and October 27, 2019 were $46,219 and $19,046, respectively.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The interest rate is 2% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted or, if the loan is for a primary residence, on the date the loan is requested. The loans are secured by the balance in the participant’s account. Participants are required to make repayments of principal and interest through payroll deductions. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Plan Amendments - The following amendment was adopted during the Plan year ending October 27, 2019:
•Assets and liabilities for designated participants were transferred from the Plan to a plan sponsored by WholeStone Farms, LLC as soon as administratively practicable after December 3, 2018, the closing date for the sale of the Fremont, Nebraska processing facility. The designated participants consisted of all participants (i) who were employed by the Employer at the Fremont, Nebraska processing facility on the closing date for the sale and (ii) who accepted an offer of employment with WholeStone Farms, LLC. Those participants were 100% vested under the Plan as of the closing date.

Plan Termination - The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

2. Significant Accounting Policies
Basis of Accounting - The accounting records of the Plan are maintained on the accrual basis.
Investment Valuation and Income Recognition - Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts. See Note 3 - Fair Value Measurements for further discussion of investment valuation.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no distributions payable to participants as of October 25, 2020 or October 27, 2019.
Notes Receivable from Participants - Promissory notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of October 25, 2020 or October 27, 2019.
Administrative Expenses - All costs and expenses of administering the Plan are paid by the Plan or the Employer.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Recent Accounting Pronouncements - In July 2018, the FASB issued ASU 2018-09, Codification Improvements which makes changes to a variety of topics, to clarify, correct errors in, or make minor improvements to the Accounting Standards Codification (ASC). The portion of ASU 2018-09 that is most applicable to the Plan relates to the method used to determine fair value for certain investments. The Plan adopted the applicable provisions of ASU 2018-09 for the Plan year beginning October 28, 2019. The adoption did not have a material impact on the financial statements.
In August, 2018, FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Plan will adopt the applicable provisions of ASU 2018-13 for the Plan year beginning October 26, 2020 and is currently assessing the impact of the adoption

3. Fair Value Measurements
Accounting guidance establishes a framework for measuring fair value. That framework classifies assets and liabilities measured at fair value into one of three levels based on the lowest level of input significant to the valuation. The three levels are defined as follows:
•Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.
•Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Non-Pooled Separate Account
The non-pooled separate account consists of common stock of the Company, which is valued at the last reported sales price on the last business day of the year, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. The Company has implemented a dividend pass through election for its participants.
As directed by State Street Global Advisors, the Plan’s independent fiduciary, the trustee will vote any allocated shares for which it has not received a voting instruction from the participant, as well as any unallocated shares, in the same proportion as those allocated shares for which participants have provided their voting instructions, unless contrary to ERISA. For tender or exchange offers, participants shall have the same rights as for voting, except that any shares for which participants have not provided a tender or exchange direction, will not be tendered or exchanged.

This fund is approximately 14% and 15% of the total investments in the Plan at October 25, 2020 and October 27, 2019, respectively.

Self-Directed Brokerage Assets
The self-directed brokerage assets consist of common stock and mutual funds, which are valued at the last reported sales price on the last business day of the year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.

Separate Trust Accounts - Mutual Funds
The mutual funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.
•The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.
•The international equities investment includes a mix of predominately foreign common stocks and cash.
•The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts - Collective Trust Funds
The collective trust funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.
•The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.
•The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.
•The international equities fund includes a mix of predominately foreign common stocks and cash.
•The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

The investments of the Plan that are measured at fair value on a recurring basis as of October 25, 2020 and October 27, 2019, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at October 25, 2020
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$145,279,951	$145,279,951	$—	$—

Self-directed brokerage accounts	20,816,372	20,816,372	—	—
Total investments in the fair value hierarchy	$166,096,323	$166,096,323	$—	$—

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	220,988,057
Collective trusts	394,587,611
Total separate trust accounts	615,575,668
Total investments at fair value	$781,671,991

	Fair Value Measurements at October 27, 2019
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$138,098,107	$138,098,107	$—	$—

Self-directed brokerage accounts	16,677,873	16,677,873	—	—
Total investments in the fair value hierarchy	$154,775,980	$154,775,980	$—	$—

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	180,473,819
Collective trusts	371,463,501
Total separate trust accounts	551,937,320
Total investments at fair value	$706,713,300

4. Fully Benefit-Responsive Investment Contract
The General Investment Account is a fully benefit-responsive investment and is reported at contract value in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are also prepared on a contract value basis. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
The fully benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (MassMutual) is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

The investment option for the General Investment Account is a Guaranteed Interest Account, provided through a group annuity contract. This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestitures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

5. Income Tax Status
The Plan has received a determination letter from the IRS dated May 24, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Related Parties
The Plan maintains the following investments that qualify as party-in-interest transactions:
•collective trust funds managed by Reliance Trust Company;
•common stock of Hormel Foods Corporation; and
•General Investment Account of the record keeper, the Massachusetts Mutual Life Insurance Company.

These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7. Subsequent Events

Management evaluated subsequent events for the Plan through April 15, 2021, the date the financial statements were available to be issued.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 41-0319970    Plan Number: 050

October 25, 2020

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held		Current Value

Insurance company general account:
Massachusetts Mutual Life Insurance Company*:
General Investment Account, contract value	9,151,687	units	$226,322,466

Non-pooled separate account:
State Street Corporation*:
Hormel Foods Corporation Stock Fund*	1,209,370	units	145,279,951

Separate trust accounts:
State Street Corporation*:
BlackRock Equity Index S&P 500	3,025,634	units	74,891,353
BlackRock LifePath Index 2025	3,111,233	units	48,886,941
BlackRock LifePath Index 2030	2,466,374	units	40,114,876
BlackRock LifePath Index 2035	2,452,889	units	41,199,192
BlackRock LifePath Index 2040	2,092,085	units	36,068,525
BlackRock LifePath Index 2045	1,621,701	units	28,504,574
BlackRock LifePath Index 2050	1,309,342	units	23,284,241
BlackRock LifePath Index 2055	1,078,401	units	19,268,763
BlackRock LifePath Index 2060	523,020	units	7,796,377
BlackRock LifePath Index Retirement	2,552,387	units	37,336,612
BlackRock MSCI ACWI ex-US Index	865,173	units	11,387,057
BlackRock Russell 2500 Index	717,466	units	14,069,014
BlackRock US Debt Index	920,365	units	11,780,086
DFA US Large Cap Value Fund	1,325,770	units	44,134,872
Dodge & Cox International Stock Fund	718,712	units	26,728,885
Harbor Capital Appreciation	815,433	units	86,892,487
Meridian Small Cap Growth Fund	2,304,406	units	39,612,742
Prudential Core Plus Bond CIT	125,121	units	23,619,071
Total separate trust accounts			615,575,668

Self-directed brokerage assets
Charles Schwab & Co.			20,816,372

Promissory notes*	Varying maturity dates with interest rates ranging from 5.25% to 10.25%		10,297,182
Total assets (held at end of year)			$1,018,291,639

*Indicates a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN A

Date:	April 15, 2021	By:	/s/ JAMES N. SHEEHAN
JAMES N. SHEEHAN Executive Vice President and Chief Financial Officer, Hormel Foods Corporation